April __, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Sterling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

Re:	The Wall Street Fund, Inc. (the “Fund”)
1933 Act Registration File No. 2-10822
1940 Act Registration File No. 811-00515

Dear Ms. Sterling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to the comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC, by you on March 26, 2010 regarding the Fund’s Post-Effective Amendment (“PEA”) No. 67 to its registration statement.  PEA No. 67 was filed on Form N-1A pursuant to Rule 485(a) under the 1933 Act on February 12, 2010, and is anticipated to become effective on April 30, 2010.  PEA No. 67 was filed for the purpose of conforming the Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Fund is filing this PEA No. 68 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Fund’s responses.

In addition, in connection with this response letter, the Fund hereby makes the following representations:

1.
The Fund acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Fund’s responses to your comments are as follows:

General Comment

Comment 1:
If the Fund will be using the summary prospectus, please provide for the Staff’s review the legend that will appear on the summary prospectus, as required under Rule 498(b)(1)(v) under the Securities Act of 1933, as amended.

Response:	The Fund responds by stating it does not intend to use the Summary Prospectus

Prospectus – Summary Section – Investment Objective

Comment 2:
Please include the Fund’s secondary investment objective (realization of current income through the receipt of interest or dividends from investments) in the statement of the Fund’s investment objective.

Response:              The Fund responds by making the requested revision.

Prospectus – Summary Section – Fees and Expenses of the Fund

Comment 3:
Please revise the “Net Annual Fund Operating Expenses” line item to read “Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement,” per the requirements of Instruction 3(e) to Item 3 of Form N-1A.

Response:	The Fund responds by making the requested revision.

Comment 4:
Please remove footnote (1) to the Fees and Expenses of the Fund table entirely, and show the shareholder servicing fee as a sub-caption under “Other Expenses” in the expense table, as required by Instructions 3(b) and 3(c)(i) to Item 3 of Form N-1A.

Response:	The Fund responds by making the requested revision.

Comment 5:
The Staff notes that the agreement related to the expense reimbursement/fee waiver described in footnote (2) has a term that expires on February 28, 2011.  The Staff further notes that under Instruction 3(e) to Item 3 of Form N-1A, the effect of an expense reimbursement or fee waiver arrangement can only be shown in the fees and expenses table if the agreement is in place for no less than one year from the effective date of the Fund’s registration statement.  If the term of the agreement described in footnote two will not extend for at least one year from the date of the registration statement, then footnote (2) and the related line items in the fees and expenses table should be removed entirely.

The Staff further notes that if footnote (2) is included, the footnote should be revised to also include a description of who can terminate the expense reimbursement or fee waiver arrangement, and under what circumstances.  The Staff notes that if the arrangement can be terminated unilaterally by the Fund’s investment adviser less than one year from the date of the registration statement, then footnote (2) and the related line items in the fees and expenses table should be removed entirely.

Response:
The Fund responds by stating supplementally that the investment advisory agreement, including the expense limitation provision of this agreement, is permanent.  The Fund further responds by stating supplementally that the expense limitation arrangement described in footnote (2) cannot be changed to the detriment of shareholders without the consent of shareholders.  Accordingly, the Fund has revised footnote (2) to state that the investment advisory agreement, including the expense limitation provision is permanent and that shareholders must consent to any detrimental change to the expense limitation arrangement.

Prospectus – Summary Section – Example

Comment 6:
If, after addressing Comment 5, the Fund determines that it may continue to show the effect of a expense reimbursement/fee waiver arrangement in the Fees and Expenses of the Fund table, then please confirm that the calculation of the Example only shows the effect of the expense reimbursement/fee waiver arrangement for the term of the agreement shown in footnote (2) to the Fees and Expenses of the Fund table.

Response:
The Fund responds by stating supplementally that it expects the expense waiver arrangement to continue for the entire 10-year period reflected in the example and in accordance with Instruction 4(a) the expenses set forth in the example reflect the expense waiver arrangement for all periods.

Prospectus – Summary Section – Portfolio Turnover

Comment 7:	Please conform this section to the specific disclosure required by Item 3 of Form N-1A.

Response:	The Fund responds by revising the Portfolio Turnover disclosure to read as follows:

“The Fund pays The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance.  During its most recent fiscal year, the Fund’s portfolio turnover rate was 49.44% of the average value of its portfolio.”

Prospectus – Summary Section – Principal Investment Strategies

Comment 8:
With respect to the following statement: “The Fund attempts to achieve its investment objective by investing principally in a diversified portfolio of common stocks considered by Evercore Wealth Management, LLC (the “Adviser” or “EWM”) to offer prospects of sustained growth in value,” please consider ending the sentence after “common stocks.”

Response:	The Fund responds by making the requested revision and limit its principal investment strategy discussion to investments in common stocks.

Comment 9:
Please include a description of the ratings limitations, if any that will apply to the Fund’s investments in corporate bonds.  To the extent that the Fund may invest in junk bonds, please state so, and also include relevant risk disclosure in the Principal Risks section.

Response:
The Fund responds the Fund will not invest in junk bonds.  In addition, since investing in corporate bonds is not a principal investment strategy of the Fund, all references to corporate bonds have been deleted.

Comment 10:
The Staff notes that the third bullet point in the list of fundamental practices the Fund utilizes to seek it its investment objective emphasizes realization of value.  Please clarify how an emphasis on value relates to the Fund’s investment objective that suggests a growth style of investing.

Response:	The Fund revises the third bullet point to read as follows:

“Continuous scrutiny of investments–realization of a security’s growth potential depends upon many factors, including timing trends of the market, and the economy.”

Comment 11:	Please include a summary discussion of how the Fund’s investment adviser will determine to sell an investment, as required by Item 4(a) of Form N-1A (with reference to Item 9(b)(2)).

Response:	The Fund responds by adding the following disclosure to the section:

“The Advisor continuously monitors investments and assesses whether fundamentals justify continuing to hold particular securities. If the fundamentals do not, the Fund will sell the security.”

Prospectus – Summary Section – Principal Risks

Comment 12:
With respect to the “Stock Risks” disclosure, please clarify what is meant by the statement that “The market value of stocks held by the Fund may increase or decline more dramatically over a shorter period of time.

Response:	The Fund responds by revising the applicable statement to read as follows:

“The market value of stocks held by the Fund may increase or decline more dramatically than other asset classes over a shorter period of time.”

Comment 13:
The Staff notes that the following types of investments have been included in the Fund’s Principal Investment Strategies discussion: stocks, convertible securities, preferred stocks, U.S. Government Securities, corporate bonds and foreign securities.  Please revise the Principal Risks section to ensure that the risks of each of these types of investments are included.  To the extent that any of these investments is not a principal investment strategy of the Fund, please consider removing discussion of such investment to the Fund’s statement of additional information.

Response:	The Fund responds by removing the investments that are not principal investment strategies of the Fund from the Prospectus.

Prospectus – Summary Section – Performance

Comment 14:
With respect to the disclosure preceding the performance bar chart, please add a statement to the effect that the information in the bar chart provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns compare with those of a broad measure of market performance, as required by Item 4(b)(2) of Form N-1A.  Please also remove the following statement, which is not required under Item 4(b)(2): “Both the bar chart and the table assume that all dividends and capital gain distributions have been reinvested in new shares of the Fund.”

Response:	The Fund responds by revising the applicable disclosure to read as follows:

“The bar chart and table below show the Fund’s annual returns and its long-term performance.  The information in the bar chart provides some indication of the risks of investing in the Fund by showing how the Fund’s total return has varied from year to year, and by illustrating how the Fund’s average annual total returns for certain periods compare with those of the S&P 500® Index, Russell 1000 Index, Russell 1000 Growth Index and the Russell 3000 Growth Index.  Past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.”

Comment 15:	Please remove footnote (1) to the Average Annual Total Returns table, as this information is not required by Item 4 of Form N-1A.

Response:	The Fund responds by making the requested revision.

Comment 16:
Please present the information provided in footnote (2) to the Average Annual Total Returns table as regular text adjacent to the table, rather than a footnote, per the requirements of Item 4(b)(2)(iv) of Form N-1A.

Response:	The Fund responds by making the requested revision.

Comment 17:	Please remove footnote (3) entirely, as this information is not applicable to the Fund in the current year.

Response:	The Fund responds by making the requested revision.

Comment 18:	Please remove footnote (4) entirely, as this information is not required by Item 4 of Form N-1A.

Response:	The Fund responds by respectively declining the Staff’s comment based on the requirement of Instruction 2(c) of Item 4 of Form N-1A to explain any changes to the selection of different market indexes.

Prospectus – Investment Objective and Policies, Related Risks and Disclosure of Portfolio Holdings

Comment 19:	Please include a statement as to whether the Fund’s investment objectives may be changed without shareholder approval, as required by Item 9 of Form N-1A.

Response:	The Fund responds by adding the following disclosure:

“The Funds’ investment objectives may be changed without the approval of the Funds’ shareholders.”

Comment 20:
With respect to the discussion of Temporary Investments, the Staff notes the statement that the Fund “may not invest or may invest less in securities of companies that the Adviser believes are undervalued in the marketplace relative to underlying asset values”.  Please clarify how this statement relates to the Fund’s investment objective that suggests a growth style of investing.

Response:	The Fund responds by revising the applicable disclosure to read as follows:

“The Adviser may take a temporary defensive position when the securities trading markets or the economy are experiencing excessive volatility or a prolonged general decline, or other adverse conditions exist.  Under these circumstances, the Fund may be unable to pursue its investment goal because it may not invest or may invest less in securities of companies that the Adviser believes have growth potential.

Prospectus – Management of the Fund

Comment 21:
With respect to the statement that Mr. Morse has been responsible for the day-to-day management of the Fund since 1984, please clarify that prior to 2010, Mr. Morse’s role as portfolio manager was with a predecessor to the current investment adviser.

Response:	The Fund responds by adding the following disclosure to this section:

“From 1984 to 2010, Wall Street Management Corp. served as the investment adviser to the Fund. Its parent company, Morse, Williams & Co., Inc. was merged into EWM on May 1, 2010.”

Prospectus – Privacy Notice

Comment 22:	Please remove the statement “This is not a part of the Prospectus” from this page.

Response:	The Fund responds by making the requested revision.

Statement of Additional Information

Comment 23:	Please include new disclosures required under Item 17 of Form N-1A in the Fund’s 485(b) filing.

Response:	The Fund responds by adding the following disclosure to the “Management of the Fund” section:

“Board Leadership Structure.  The Board of Directors has general oversight responsibility with respect to the operation of the Fund.  The Board has engaged the Adviser to manage the Fund and is responsible for overseeing the Adviser and other service providers to the Fund in accordance with the provisions of the Act and other applicable laws.  The Board has established an audit committee to assist the Board in performing its oversight responsibilities.

Mr. Robert P. Morse, President of the Fund, is Chairman of the Board.  The Company does not have a lead independent director.  The Company has determined that its leadership structure is appropriate because it has been in place for over ten years and during that time the Fund has delivered competitive returns for its investors.

Board Oversight of Risk.  Through its direct oversight role, and indirectly through the audit committee, of Fund officers and service providers, the Board of Directors performs a risk oversight function for the Fund.  To effectively perform its risk oversight function, the Board, among other things, performs the following activities: receives and reviews reports related to the performance and operations of the Fund; reviews and approves, as applicable, the compliance policies and procedures of the Fund; approves the Fund’s principal investment policies; adopts policies and procedures designed to deter market timing; meets with representatives of various service providers, including the Adviser and the independent registered public accounting firm of the Fund, to review and discuss the activities of the Fund and to provide direction with respect thereto; and appoints a chief compliance officer of the Fund who oversees the implementation and testing of the Fund’s compliance program and reports to the Board regarding compliance matters for the Fund and its service providers.

The Company has an audit committee consisting solely of the two independent directors.  The audit committee plays a significant role in the risk oversight of the Funds as it meets annually with the auditors of the Funds and periodically with the Fund’s chief compliance officer.

Management Information.  As a Maryland corporation, the business and affairs of the Fund are managed by its officers under the direction of its Board of Directors.  The name, age (as of March 31, 2010), address, principal occupations during the past five years, and other information with respect to each of the directors and officers of the Fund are as follows:

Qualification of Directors.  Robert P. Morse has been a director, President and portfolio manager of the Fund since 1984.  His experience and skills as a portfolio manager, as well as his familiarity with the investment strategies utilized by the Adviser and with the Fund’s portfolios, led to the conclusion that he should serve as a director.  Harlan K. Ullman became a director in 1984.  Kurt D. Volker became a director in 2009.  Both are experienced statesmen and businessmen and are familiar with financial statements.  Each takes a constructive and thoughtful approach to addressing issues facing the Fund.  This combination of skills and attributes led to the conclusion that each of Messrs. Ullman and Volker should serve as a director.”

I trust that the Fund’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/
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The Wall Street Fund, Inc.